                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  SCHEDULE 13G

                    Under the Securities Exchange Act of 1934


                            COLONY RIH HOLDINGS, INC.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                 CLASS A COMMON STOCK, PAR VALUE $.01 PER SHARE
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                 Not Applicable
--------------------------------------------------------------------------------
                                 (CUSIP Number)

                                December 31, 2001
--------------------------------------------------------------------------------
             (Date of Event Which Requires Filing of this Statement)

     Check the appropriate box to designate the rule pursuant to which this
Schedule is filed:

                                [ ] Rule 13d-1(b)
                                [ ] Rule 13d-1(c)
                                [X] Rule 13d-1(d)

     *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

     The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

-------------------------
CUSIP No.  Not Applicable
-------------------------

---------- ---------------------------------------------------------------------
        1  NAMES OF REPORTING PERSONS

           Colony RIH Voteco, LLC

           I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)
---------- ---------------------------------------------------------------------
        2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                (a) [ ]
                                                                (b) [X]
---------- ---------------------------------------------------------------------
        3  SEC USE ONLY

---------- ---------------------------------------------------------------------
        4  CITIZENSHIP OR PLACE OF ORGANIZATION

           Delaware
-------------------- ------ ----------------------------------------------------
                         5  SOLE VOTING POWER

                            19,950
                     ------ ----------------------------------------------------
     NUMBER OF           6  SHARED VOTING POWER
      SHARES
   BENEFICIALLY             -0-
     OWNED BY
       EACH          ------ ----------------------------------------------------
     REPORTING           7  SOLE DISPOSITIVE POWER
      PERSON
       WITH                 19,950
                     ------ ----------------------------------------------------
                         8  SHARED DISPOSITIVE POWER

                            -0-
---------- ---------------------------------------------------------------------
        9  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

           19,950
---------- ---------------------------------------------------------------------
       10  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN
           SHARES [ ]

---------- ---------------------------------------------------------------------
       11  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

           92.6%
---------- ---------------------------------------------------------------------
       12  TYPE OF REPORTING PERSON

           CO
---------- ---------------------------------------------------------------------

-------------------------
CUSIP No.  Not Applicable
-------------------------

---------- ---------------------------------------------------------------------
        1  NAMES OF REPORTING PERSONS

           Thomas J. Barrack, Jr.

           I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

---------- ---------------------------------------------------------------------
        2  CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP
                                                                (a) [ ]
                                                                (b) [x]
---------- ---------------------------------------------------------------------
        3  SEC USE ONLY

---------- ---------------------------------------------------------------------
        4  CITIZENSHIP OR PLACE OF ORGANIZATION

           USA
-------------------- ------ ----------------------------------------------------
                         5  SOLE VOTING POWER

                            19,950
                     ------ ----------------------------------------------------
     NUMBER OF           6  SHARED VOTING POWER
      SHARES
   BENEFICIALLY             -0-
     OWNED BY
       EACH          ------ ----------------------------------------------------
     REPORTING           7  SOLE DISPOSITIVE POWER
      PERSON
       WITH                 19,950
                     ------ ----------------------------------------------------
                         8  SHARED DISPOSITIVE POWER

                            -0-
---------- ---------------------------------------------------------------------
        9  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

           19,950
---------- ---------------------------------------------------------------------
       10  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN
           SHARES [ ]
---------- ---------------------------------------------------------------------
       11  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

           92.6%
---------- ---------------------------------------------------------------------
       12  TYPE OF REPORTING PERSON

           IN
---------- ---------------------------------------------------------------------

Item 1(a).          Name of Issuer:
---------           --------------

                    Colony RIH Holdings, Inc. (the "Issuer")

Item 1(b).          Address of Issuer's Principal Executive Offices:
---------           -----------------------------------------------

                    1133 Boardwalk
                    Atlantic City, NJ 08401

Items 2(a).         Name of Person Filing:
----------          ---------------------

                    (i)   Colony RIH Voteco, LLC ("Voteco")

                    (ii)  Thomas J. Barrack, Jr. ("Barrack")

Item 2(b).          Address of Principal Business Office:
---------           ------------------------------------

                    1999 Avenue of the Stars, Suite 1200
                    Los Angeles, CA  90067

Item 2(c).          Citizenship:
---------           -----------

                    (i)   Voteco     Delaware

                    (ii)  Barrack    USA

Item 2(d).          Title of Class of Securities:
---------           ----------------------------

                    Class A Common Shares, par value $.01 per share
                    (the "Shares")

Item 2(e).          CUSIP Number:
---------           ------------

                    Not Applicable

Item 3.             Type of Reporting Person:
------              ------------------------

                    Not Applicable


Item 4.             Ownership:
------              ---------

                    (a) Amount beneficially owned: 19,950 Shares as of December 31, 2001

                          Mr. Barrack is the Manager of Voteco and thereby may be deemed to have beneficial ownership of such Shares owned of record by Voteco. Mr. Barrack has disclaimed beneficial ownership of such Shares.

                    (b)   Percent of class:  92.6%

                    (c)   Number of shares as to which the person has:

                          (i)    Sole power to vote or to direct the vote:
                                 19,950 Shares

                          (ii)   Shared power to vote or to direct the vote:
                                 -0-

                          (iii) Sole power to dispose or to direct the disposition of: 19,950 Shares

                          (iv) Shared power to dispose or to direct the disposition of: -0-

Item 5.                   Ownership of Five Percent or Less of a Class:
------                    --------------------------------------------

                          Not Applicable

Item 6.                   Ownership of More than Five Percent on Behalf of
-------                   ------------------------------------------------
                          Another Person:
                          ---------------

                          Not Applicable

Item 7.                   Identification and Classification of the Subsidiary
------                    ---------------------------------------------------
                          Which Acquired the Security Being Reported on By
                          ------------------------------------------------
                          the Parent Holding Company or Control Person:
                          --------------------------------------------

                          Not Applicable

Item 8.                   Identification and Classification of
------                    ------------------------------------
                          Members of the Group:
                          --------------------

                          See Exhibit 1 attached hereto.

Item 9.                   Notice of Dissolution of Group:
------                    ------------------------------

                          Not Applicable

Item 10.                  Certification:
-------                   -------------

                          Not Applicable



                  [Remainder of Page Intentionally Left Blank]

                                    Signature
                                    ---------

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Date: February 1, 2002                   COLONY RIH VOTECO, LLC

                                         By:  /s/ Thomas J. Barrack, Jr.
                                              --------------------------
                                         Name:   Thomas J. Barrack, Jr.
                                         Title:  Member

                                    Signature
                                    ---------

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Date: February 1, 2002                   /s/ Thomas J. Barrack, Jr.
                                         --------------------------
                                         Name:  Thomas J. Barrack, Jr.

                                  Exhibit Index
                                  -------------

Exhibit 1           Schedule of Group Members

Exhibit 2           Joint Filing Agreement, dated February 1, 2002.